787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 15, 2021

VIA EDGAR

John Grzeskiewicz

David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statements on Form N-14 of

BlackRock MuniHoldings California Quality Fund, Inc. (Securities Act File No. 333-260147)

BlackRock Municipal Income Fund, Inc. (Securities Act File No. 333-260149)

BlackRock MuniHoldings New Jersey Quality Fund, Inc. (Securities Act File No. 333-260148)

Dear Messrs. Grzeskiewicz and Manion:

On behalf of each of BlackRock MuniHoldings California Quality Fund, Inc. (“MUC”), BlackRock Municipal Income Fund, Inc. (“MUI”) and BlackRock MuniHoldings New Jersey Quality Fund, Inc. (“MUJ” and collectively with MUC and MUI, the “Registrants”), this letter responds to (i) the accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on November 2, 2021 regarding the Registration Statement on Form N-14 filed by MUC (the “MUC Registration Statement”), the Registration Statement on Form N-14 filed by MUI (the “MUI Registration Statement”) and the Registration on Form N-14 filed by MUJ (the “MUJ Registration Statement” and collectively with the MUC Registration Statement and the MUI Registration Statement, the “Registration Statements”), and (ii) the disclosure comments provided by the Staff to the undersigned by telephone on November 5, 2021 regarding the Registration Statements.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrants. Each Registrant’s responses to the applicable comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrants. To the extent that a comment to a Registration Statement applies to the other Registration Statements, any revisions made in response to such comment will be made in all Registration Statements to which the comment applies. Each

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

December 15, 2021

Registrant anticipates filing these changes in a Pre-Effective Amendment (each, an “Amendment”) to the Registrant’s Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the applicable Registration Statement and page numbers are those of the applicable Registration Statement.

Accounting Staff Comments

All Registration Statements

Comment No. 1:	Please confirm supplementally that no portfolio repositioning will occur in connection with the Reorganizations. If there will be significant portfolio repositioning in connection with a Reorganization, please discuss the brokerage costs, impact on gains/losses and any impact on capital loss carryforwards in the pro forma financials in the applicable Registration Statement.

Response:	Each Registrant confirms that it is not anticipated that any portfolio repositioning will occur in connection with the applicable Reorganization(s).

Comment No. 2:	Please complete all open information in each Registration Statement. In addition, please provide the Staff with the Consent of Independent Registered Public Accounting Firm prior to seeking effectiveness of each Registration Statement.

Response:	The Amendment to each Registration Statement will reflect the inclusion of the open information. The Consent of Independent Registered Public Accounting Firm will be filed as an exhibit to the Amendment to each Registration Statement.

MUC Registration Statement

Comment No. 3:	Joint Proxy Statement/Prospectus—Expense Table for Common Shareholders. Footnote 5 says the Combined Fund Contractual Waiver will be four basis points, whereas the “Fee Waivers and/or Expense Reimbursements” line item in the Fee Table says six basis points and seven basis points are waived for the respective pro forma Combined Funds. Please explain this discrepancy. If there are fees being waived in connection with investments in money market funds, mutual funds or ETFs, please add a line item for “Acquired Fund Fees and Expenses” to the fee table.

Response:	The Combined Fund Contractual Waiver will be equal to an annual rate of 0.04% on “average daily net assets.” As disclosed in the MUC Registration Statement, for purposes of calculating MUC’s investment management fee and the Combined Fund Contractual Waiver, “net assets” mean the Fund’s total assets minus the sum of its accrued liabilities (which does not include liabilities represented by tender option bond trusts (“TOB Trusts”) and the liquidation preference of any outstanding preferred shares). For purposes of this

December 15, 2021

calculation, it is understood that the liquidation preference of any outstanding preferred shares (other than accumulated dividends) and TOB Trusts is not considered a liability in determining the Fund’s net asset value. On the other hand, in the Expense Table For Common Shareholders, the Combined Fund Contractual Waiver is expressed as a percentage of the Combined Fund’s net assets reflecting the liquidation preference of the Fund’s preferred shares and TOB Trusts as liabilities in determining the Fund’s net asset value.

Comment No. 4:	Joint Proxy Statement/Prospectus—Capitalization Table. The net assets attributable to common shares for the pro forma Combined Fund do not add up in all three capitalization tables. In addition, the number of common shares for the pro forma Combined Fund do not add up in the first capitalization table. Please revise these figures.

Response:	The capitalization tables will be revised in the Amendment.

MUI Registration Statement

Comment No. 5:	Joint Proxy Statement/Prospectus. Please update the financial information, including the Expense Table for Common Shareholders, to reflect information for the Target Fund’s August 31, 2021 fiscal year.

Response:	The requested changes will be made in the Amendment.

Comment No. 6:	Joint Proxy Statement/Prospectus—Capitalization Table. In the column for the pro forma Combined Fund, please fix the comma in the net assets attributable to VRDP/VMTP shares.

Response:	The requested change will be made in the Amendment.

Disclosure Staff Comments

All Registration Statements

Comment No. 7:	In the discussion of the terms of the preferred shares issued by the Acquiring Fund, please explain the differences in the dividend rates of the Acquiring Fund and the Target Fund and, if applicable, the dividend rates of a Fund before and after it refinances it preferred shares connection with its Reorganization(s).

Response:	The requested changes will be made in the Amendments.

*    *    *    *    *    *     * *    * *

December 15, 2021

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Christine Sun, Esq., Willkie Farr & Gallagher LLP

Heejin Kim, Esq., Willkie Farr & Gallagher LLP

Melissa Peach, Esq., Willkie Farr & Gallagher LLP

Nicole Ventura, Esq., Willkie Farr & Gallagher LLP